UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2021

Commission file number: 001-39557

SIYATA MOBILE INC.

(Translation of registrant’s name into English)

2200 - 885 West Georgia Street

Vancouver, BC V6C 3E8

514-500-1181

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On February 9, 2021, Siyata Mobile Inc., or the Company, announced that Peter Goldstein was appointed to serve as the Chairman of the Board of Directors, or the Board, of the Company.

The Company further announced that Luisa Ingargiola will be appointed as a director, with such appointment to take effect following the Company’s upcoming shareholders meeting scheduled to be held on February 23, 2021, subject to receipt of shareholder approval of same. In addition, Ms. Ingargiola will serve as a member of the Company’s Audit Committee. Ms. Ingargiola will replace Brian Budd on the Board due to Mr. Budd not being re-nominated to serve on the Board at the upcoming shareholder’s meeting.

Attached hereto and incorporated herein is the Company’s press release issued on February 9, 2021, titled “Siyata Mobile Appoints Peter Goldstein as Chairman and Plans to Add Seasoned Public Company Executive Luisa Ingargiola to Board of Directors.”

Exhibit No.	Description
99.1	Press Release issued by Siyata Mobile Inc. on February 9, 2021 titled “Siyata Mobile Appoints Peter Goldstein as Chairman and Plans to Add Seasoned Public Company Executive Luisa Ingargiola to Board of Directors.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIYATA MOBILE INC.
(Registrant)

By:	/s/ Marc Seelenfreund
Name:	Marc Seelenfreund
Title:	Chief Executive Officer

Date: February 10, 2021